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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel richard.truesdell@davispolk.com

October 21, 2020
Re:	Sunshine Silver Mining & Refining Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed October 16, 2020 File No. 333-249224

Mr. Kevin Dougherty
Ms. Lauren Nguyen
Ms. Myra Moosariparambil
Mr. Craig Arakawa
Mr. George K. Schuler

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4628

Ladies and Gentlemen:

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 20, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement in Amendment No. 5 to the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Summary Consolidated Financial Data
Balance sheet data, page 28

1.	Please explain in further detail the adjustments made to calculate the pro forma balance sheet amounts presented. For example, we understand that you will convert $15 million in convertible notes into an aggregate of 2,373,003 shares of common stock in connection with the offering however it is not clear why the pro forma liability balance is only $2 million less than the historical balance as of June 30, 2020. We also understand that you will be retiring $31 million of the Los Gatos Working Capital Facility, however we do not see how this transaction is impacting your pro forma balances. Please provide to us a schedule that reconciles historical and pro forma amounts and quantifies each of the adjustments you have made.

U.S. Securities and Exchange Commission	2	October 21, 2020

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28, 59 and 60 of the Registration Statement.

The Company respectfully advises the Staff that the following table reconciles historical and pro forma amounts and quantifies each of the adjustments the Company has made in the pro forma balance sheet as of June 30, 2020:

		Pro Forma Adjustments
	Actual	Reorganization(1)	Grant to Certain Executive Officers(2)	Conversion of Convertible Notes(3)	Initial Public Offering	Working Capital Facility Retirement(4)	Pro Forma
	(in thousands)
Cash and cash equivalents	$1,954	$(380)	—	—	$135,200	$(30,889)	$105,885
Total assets	136,147	(30,156)	—	—	135,200	767	241,958
Total liabilities	14,543	(2,144)	(101)	(10,042)	—	—	2,256
Shareholders’ equity:
Common stock	80	—	—	2	21	—	104
Paid-in capital	378,099	(144,524)	101	10,040	135,179	—	378,894
Accumulated deficit	(255,548)	116,512	—	—	—	767	(138,269)
Treasury stock	(1,027)	—	—	—	—	—	(1,027)
Total shareholders’ equity	121,604	(28,012)	101	10,042	135,200	767	239,702

(1)       In the course of preparing its consolidated balance sheet, the Company has prepared the balance sheet of Silver Opportunity Partners, LLC, a wholly-owned subsidiary of the Company that currently holds the Company’s interest in the Sunshine Complex. The Reorganization adjustments represent the effect of removing Silver Opportunity Partners, LLC’s balance sheet from the Company’s consolidated balance sheet. The Company expects to distribute all of its equity interest in Silver Opportunity Partners, LLC to its shareholders immediately prior to the completion of its proposed initial public offering.

(2)       As of June 30, 2020, there was $101 thousand in salary deferred by certain of the Company’s executive officers, which will convert into shares of common stock as described in the Registration Statement.

(3)       As of June 30, 2020, there was $10,000 thousand in principal amount of convertible notes and $42 thousand in accrued interest outstanding. Actual and pro forma total liabilities do not include the impact of the additional $5 million of convertible notes issued under the Convertible Note Purchase Agreement subsequent to June 30, 2020.

(4)       The Los Gatos Working Capital Facility (the “WCF”) is recorded as a liability on the balance sheet of the Los Gatos Joint Venture (the “LGJV”). The pro forma adjustment for the retirement of the WCF is comprised of (i) a $30,889 thousand reduction in cash relating to the Company’s payment to retire an equivalent portion of the WCF, and (ii) a $767 thousand increase in the Company’s assets and accumulated deficit, which reflects the effect of removing the WCF from the financial statements of the LGJV (i.e., removing the interest expense incurred by the LGJV on the retired portion of the WCF) and the corresponding removal of the Company’s equity method pickup of that expense.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

U.S. Securities and Exchange Commission	3	October 21, 2020

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:	Stephen Orr, Chief Executive Officer and Director Roger Johnson, Chief Financial Officer Adam Dubas, Chief Administrative Officer Sunshine Silver Mining & Refining Corporation